MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following management discussion and analysis of Western Silver Corporation (Western Silver or the Company) is dated April 25, 2006, and provides an analysis of the Company’s results of operations for the three and six months ended March 31, 2006, compared to the same periods in the previous year.

The following discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Company’s March 31, 2006 unaudited consolidated financial statements, the Company’s September 30, 2005 audited annual consolidated financial statements, and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. With the exception of the adoption of AcG-15 “Variable Interest Entities”, the Company’s accounting policies are described in note 2 of the Company’s 2005 audited consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

Western is listed on the Toronto Stock Exchange under the symbol “WTC” and on the American Stock Exchange under the symbol “WTZ”. At April 25, 2006, the Company had 49,246,413 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on form 40-F.

Core business

The Company is a Canadian based publicly-traded mineral exploration and development company with a primary focus of discovering and developing silver properties in the Americas. The Company has 100% control of one of the world’s largest open pit silver deposits at Peñasquito, Mexico, in an area with excellent infrastructure and low political risk. The Company also has an interest in the San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks copper project in the Yukon.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Plan of arrangement – Glamis Gold Ltd.

On February 24, 2006, Western Silver and Glamis Gold Ltd. (Glamis) announced a plan of arrangement (the Agreement), whereby Glamis will acquire all the outstanding shares of Western Silver. Pursuant to the Agreement, each Western Silver shareholder will receive 0.688 of a Glamis common share and a share in Western Copper Corporation (Western Copper) for each issued Western Silver share. As part of the agreement, Western Silver will transfer to Western Copper cash and cash equivalents of approximately $38.76 million, its interest in Carmacks Copper and the Almoloya projects, and office equipment relating to Western Silver’s corporate office. The transaction is expected to close in May 2006.

Exploration and development

Peñasquito (Zacatecas, Mexico)

On November 11, 2005, the Company announced the results of an independent feasibility study that concluded that the Peñasco and Chile Colorado deposits contained within its wholly-owned Peñasquito silver-gold-zinc-lead property in central Mexico can be developed economically at an after-tax internal rate of return (IRR) of 16.2%, based on 100% equity. The project has an undiscounted net present value (NPV) of US$877 million, with payback of initial capital investment in 6.4 years. At a 5% discount rate, the NPV is US$411 million.

In their financial model, M3 Engineering & Technology Corporation of Tucson, Arizona (M3) used base case metals prices of US$6.74 per ounce of silver, US$434 per ounce of gold, US$0.52 per pound of zinc and US$0.37 per pound of lead. These prices represent a three year historical rolling average and two year estimated future prices, weighted 60:40 historical to future.

Following release of the feasibility study the Company authorized M3 Engineering and Technology Corporation of Tucson, Arizona (M3) to continue to refine and optimize the project. The planned development is for an open pit mine with a production rate of 50,000 tpd of sulphide ore and 10,000 to 50,000 tpd of oxide ore.

Although the arrangement with Glamis has resulted in slower progress during the last three months, the development plan at this time remains largely as set out in the feasibility study.

Development of plant layout drawings progressed as did civil designs for roads and services. Plant electrical design commenced with the development of the main single line diagrams and substation layout. Work on the basic design of the tailings facility commenced.

The metallurgical test program continued with further flotation and grinding test work on the Peñasco deposit to further define the feasibility study work.

During the quarter ended March 31, 2006, the Company completed the Phase 17 drill program which included 33 infill and step out holes totaling 16,848 metres, 12 condemnation holes totaling 5,328 metres, and 3 exploration holes totaling 2,169 metres. Once assays are received, the results will be integrated into the resource model and mine plan.

Work continued updating the EIA for the main mine facilities as SEMARNAT will not commence review until approval from affected surface land owners has been obtained. Meetings were held with CNA to ascertain the status of their review of the upper aquifer study. Official approval is pending due to a large work load in the department. In the meantime, preparations have commenced for the study of the lower portion of the aquifer in the region which will also become a source of water for the development. Work on a separate EIA for the main 400kV power line commenced. Negotiations with the ejidos for surface rights are ongoing.

The executive summary of the M3 feasibility study is posted on the Company’s website at www.westernsilvercorp.com.

Carmacks (Yukon, Canada)

The 100% owned Carmacks oxide copper project is located 192 kilometers north of Whitehorse in the Yukon, Canada. The Company received an independent technical report dated March 31, 2006 entitled ‘Carmacks Copper Project’ (the Carmacks Report). In the Carmacks Report, the authors refer to a historic mineral reserve consisting of 13.28 million tonnes grading 0.97% copper. Basic engineering was completed on this project in 1997, and determined positive economics for the project above US$1.05/lb. copper at the prevailing economic conditions at the time of the study. The authors note that the Company has not verified the mineral reserve and that factors such as cost escalation over the past eight years and the current exchange rate will affect these conclusions.

Large scale testwork on the use of biological oxidation of elemental sulphur to produce sulphuric acid is progressing well. In association with this,

MANAGEMENT’S DISCUSSION AND ANALYSIS

testing to determine the applicability of direct electrowinning is in progress. This latter process has the potential to simplify the plant circuit and reduce both capital and operating costs. Environmental review of the project under the Yukon Environmental Assessment (YEA) process is progressing well. The Company is participating in Technical Committees and providing additional information requested by Responsible Authorities as a result of the public review of the Project Description document. This environmental review is expected to be completed in the third quarter of the 2006 calendar year.

The introduction of the Yukon Environmental and Socio-economic Assessment Act (YESA) in the latter part of 2005 resulted in the Company being required to submit to environmental review under this process in addition to the YEA process. As a result the Company filed a proposal with the YESA Board in

February of 2006. The Board has until 28th April to respond to the proposal. It is expected that much of the review work done under the YEA process will be used by the YESA Board in their review.

San Nicolas (Zacatecas, Mexico)

San Nicolas is a massive sulfide deposit located in Mexico. The Company is a joint venture partner with Teck Cominco. In December 2001, Teck Cominco released a study by AMEC Simons Mining and Metals which outlined a 15,000 tpd open-pit mine averaging 1.32% copper, 2.04% zinc, 0.53 g/t gold and 32.1 g/t silver over a mine life of 12 years. The project has been on care and maintenance status for the past three years.

Selected quarterly financial information

In $000’s except per share amounts, for the quarters ended (unaudited):

	3/31/06	12/31/05	9/30/05	6/30/05	3/31/05	12/31/04	9/30/04	6/30/04
	$	$	$	$	$	$	$	$
Net loss for the quarter	1,830	1,116	2,182	2,029	1,137	813	5,030	1,479
Loss per share – basic
and diluted	0.04	0.02	0.05	0.04	0.02	0.02	0.13	0.04
Mineral property costs
incurred	8,309	4,726	5,950	4,322	2,992	2,359	2,757	1,745
Total assets	120,802	118,955	118,959	119,518	119,910	119,893	57,729	60,162

Results of operations

The Company had a loss of $1.83 million ($0.04 per share) during the three months ended March 31, 2006, compared with a loss of $1.14 million ($0.02 per share) for the same period in the previous year. For the six month period ended March 31, 2006, the Company had a loss of $2.95 million, compared with a loss of $1.95 million during the same period in 2005.

The increase in the loss for the quarter ended March 31, 2006 compared to the same quarter in the previous year is mainly attributable to a $298,000 increase in accounting and legal fees relating to the Plan of arrangement with Glamis Gold Ltd. and an increase in office and administration expenses of $666,000. The majority of the increase to office and administration expenses is due to a greater number of employees than in the prior period.

Interest income earned during the three months ended March 31, 2006 remained consistent with interest earned during the same quarter of the previous year as the Company’s lower cash and cash equivalents balance was offset by higher interest rates. Interest income for the six month period ended March 31, 2006 is higher than the same period in 2005 as the Company did not earn income on the net proceeds from its $60.4 million private placement until the private placement closed in December 2004.

Key items driving variances in quarterly net loss figures include: stock-based compensation, mineral property impairment, office and adminstration charges, and interest income.

The Company does not have any mineral properties in production. As a result, the Company believes that its loss (and corresponding loss per share) is not a significant factor to investors.

Liquidity and capital resources

The Company expended $1.85 million on operating activities during the quarter ended March 31, 2006,

MANAGEMENT’S DISCUSSION AND ANALYSIS

compared to $909,000 expended during the same quarter in the previous year. For the six month period ended March 31, 2006, the Company expended $2.46 million on operating activities, compared to $476,000 expended during the same period in the previous year. The majority of the difference is due to the increased loss for the period and less favourable change in non-cash working capital items.

During the three months ended March 31, 2006, the Company received $1.99 million from the exercise of stock options, compared with $192,000 for the same period in fiscal 2005. During the six month period ended March 31, 2006, the Company received $2.64 million from the exercise of stock options. In fiscal 2005, the Company completed a private placement of 6.3 million common shares at a price of $10.25 per share resulting in net proceeds of $60.4 million. During that period the Company also received $2.46 million from stock option and warrant exercises.

The Company expended $6.88 million on investing activities during the three months ended March 31, 2006, as compared to $2.25 million during the three months ended March 31, 2005. During the six month period ended March 31, 2006, the Company expended $11.6 million on investing activities, as compared to $5.22 million over the same period in fiscal 2005. All but a small portion of investing expenditures relate to continued exploration and development activity at the Peñasquito property. The main cost areas included drilling, engineering fees, employee compensation, and assay work.

At March 31, 2006, the Company had $49.1 million in cash and cash equivalents, compared to $60.5 million at September 30, 2005. During the first six months of the fiscal year, the Company primarily used its cash resources to fund operations, to complete the Peñasquito feasibility study and to continue the exploration and development activity at the Company’s Peñasquito property in central Mexico.

The Company has no significant financial instruments other than its cash balances. Cash balances are invested in high quality commercial and bank paper with terms of less than three months that can be easily liquidated.

Legal matters

Western has been advised that a writ was filed in October 2005 in the British Columbia Supreme Court against the Company and Major Drilling Group International Inc. (Major). The writ was filed by one of the Company’s consultants with respect to an accident that occurred during the Company’s exploration program in 2003. Under its contract with Major, Western believes that it would be fully indemnified by Major if any damages were awarded against the Company. No damage amount has been set out and the writ has not been served on the Company.

Contractual obligations

The Company’s only commitment is its head office lease. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2006	196,333
2007	261,778
2008	261,778
2009	218,148
Thereafter	-
Total	938,037

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations.

Change in accounting policy

Effective October 1, 2005, the Company adopted the new Accounting Guideline 15 (AcG-15) “Variable Interest Entities”. The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing a majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of this guideline did not have any impact on the Company’s financial results.

Significant Accounting Estimates

The most significant accounting estimates for the Company relate to the carrying value of its mineral property assets, the determination of future income tax liabilities, and the calculation of the fair value of stock-based compensation and warrant issuances. The Company’s accounting policies are set out in full in note 2 of the audited consolidated annual financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Mineral Properties
The most critical accounting policies, upon which the Company’s carrying value of its mineral property assets depend, are those requiring estimates of mineral resources, proven and probable reserves, The Company records its interest in mineral properties at cost. Costs incurred on properties which have resources or significant mineralization are deferred. These deferred expenditures are to be amortized against any future production, or written off if the properties are abandoned or their value becomes impaired.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. If net carrying value of the property exceeds the estimated future net cash flows, the property would be written down to fair value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

Stock-based compensation and warrant valuation
The fair value of stock based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options and warrants granted by the Company.

Future Income Taxes
The majority of the Company’s costs are incurred by the parent company on behalf of its wholly-owned Mexican subsidiaries. Although the Company believes that it will be able to deduct these expenditures against income earned in Mexico in future periods, there is no assurance that all expenditures will be deductible for tax purposes in Mexico.

Risk and Uncertainties

Capital Resources
The Company is a development stage corporation with insufficient revenue to meet its annual capital needs. The Company has raised funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. There is no guarantee the Company will be able to continue to raise funds to pursue future exploration and development programs.

Mineral Property Development
Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration and development programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

Although some of the expenditure required at its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties.

The Company complies with National Instrument 43-101 when reporting mineral resources.

Title to Mineral Properties
The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Although the Company has taken reasonable precaution to ensure that legal title and/or interest in its properties is properly recorded in the name of the Company, there can be no assurance that such title will not be challenged.

Governmental Requirements
The Company is currently operating mainly in Mexico and is thereby subject to that country’s various laws and regulations in various areas,

MANAGEMENT’S DISCUSSION AND ANALYSIS

including property title, the use of local labour, the environment and safety around exploration and development activities. Although the Company believes it is operating within the provision of these governmental requirements, there is no guarantee that it is meeting all requirements or that the requirements may not be changed by the governmental agencies to the detriment of the Company.

Metal Prices
The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as silver, gold, copper, zinc and lead. There is no guarantee that these prices will remain at levels required to make development of any given property feasible.